Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a sample of a follow up sent to investors that call Malkin Holdings LLC or its proxy solicitation agent:

From: Malkin Holdings LLC
Sent:
To:
Subject: Empire State Realty Trust

<INVESTOR NAME>

Thank you for calling with regard to the proposed consolidation, IPO, and formation of Empire State Realty Trust.

We want to make sure that you know if you have any further question, we are here to answer it for you. If you were not satisfied with the response you received, please let us know and we will have someone else reach out to you.

Please remember that we are holding regular conference calls for investors. To register for a conference call, you can visit www.empirestaterealtytrust.com and click on “Register for a Conference Call” or call 1-888-410-7850.

Please also visit the website for:

•	videos in which Peter and Anthony Malkin discuss the transaction,

•	instructions (both on video and in writing) on how to fill out your consent,

•	an opportunity to submit further question or comment,

•	copies of all our letters to date, and

•	the S-4 and related materials.

You can also view the videos on the dvd which was sent to you with your package of solicitation/ disclosure materials.

Thank you very much for promptly completing and mailing in your consent forms. We are absolutely convinced that this is your best opportunity for further profitable investment.

Cordially,

Malkin Holdings LLC

212-687-8700

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and Malkin Holdings LLC as their supervisor (the “Supervisor”), and Empire State Realty Trust, Inc. (the “REIT”), Empire State Realty OP, L.P. and each officer and director of the Companies, the Supervisor, or the REIT may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the REIT’s Registration Statement on Form S-4, and the prospectus/consent solicitation, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4, the prospectus/ consent solicitation, and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplement relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.